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ADDENDUM TO THE CUSTODIAN AGREEMENT

THIS ADDENDUM TO THE CUSTODIAN AGREEMENT dated March 20, 1995 between IDS Stock Fund, Inc. (the Corporation) and American Express Trust Company (the Custodian) is made pursuant to Section 12 of the Agreement to reflect the Corporation's arrangement of investing all of its assets in a master trust.

American Express Financial Corporation (AEFC) serves as administrator for the Corporation and for the master trust in which the Corporation invests.

The Corporation, the Custodian and AEFC agree as follows:

The parties to this Agreement acknowledge that, so long as the Corporation invests all of its assets in a master trust, the only assets held by the Corporation will be units of the master trust. The parties agree that the Custodian is entitled to rely upon AEFC for an accounting of the number of units held, purchased or redeemed by the Corporation and to delegate to AEFC responsibility for all reporting to the Corporation. AEFC agrees to indemnify and hold harmless the Custodian from all claims and liabilities incurred or assessed against the Custodian in connection with the accounting for and reporting to the Corporation by AEFC.

IN WITNESS WHEREOF, the Corporation, the Custodian and AEFC have caused this addendum to the Custodian Agreement to be executed on May 13, 1996 which shall remain in effect until terminated by one of the parties on written notice to the other parties to this Addendum.

IDS STOCK FUND, INC.

By /s/ Leslie L. Ogg
       Leslie L. Ogg
       Vice President


AMERICAN EXPRESS TRUST COMPANY

By /s/ Chandrakant A. Patel
       Chandrakant A. Patel
       Vice President


AMERICAN EXPRESS FINANCIAL CORPORATION

By /s/ Richard W. Kling
       Richard W. Kling
       Senior Vice President